CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

July 20, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010 Filed October 27, 2010

Form 10-K/A for the Fiscal Year Ended July 31, 2010 Filed March 4, 2011

Form 10-Q for the Quarterly Period Ended October 31, 2010 Filed December 15, 2010

Form 10-Q/A for the Quarterly Period Ended October 31, 2010 Filed March 4, 2011

Transition Report on Form 10-Q for the Transition Period from November 1, 2010 to December 31, 2010 Filed February 22, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 20, 2011

Form 8-Ks Filed on September 13, 2010, December 15, 2010,

February 11, 2011, March 1, 2011, April 19, 2011, and May 4, 2011

File No. 001-08696

Gentlemen and Ladies:

We are in receipt of your correspondence dated May 25, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company. This letter includes responsive comments to your letter.  As a courtesy, we have attached to this letter a copy of the responsive filings marked to show changes from the original filings.

The responses contained herein correspond in Part and Number to the comments in your letter of May 25, 2011.  The page numbers reflect the page numbers in the PDF copies filed simultaneously herewith.

General

1.

Several of our current and prior comments address apparent untimely or missing filings on Form 8-K.  Please tell us how you considered those failures to timely file in reaching the determination about the effectiveness of your disclosure controls and procedures for the period ended March 31, 2011.  See Item 307 of Regulation S-K.  In addition, please confirm that you will consider our current and prior comments when completing the cover pages of future quarterly and annual reports, which require you to state whether you filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months.

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Response:

The Company agrees that there have been a number of untimely and missing filings on Form 8-K, often due to failures on the part of the former CEO to conform with existing policies and procedures regarding disclosure of material business information.  However, at March 31, 2011, the Company believes that all filings due at that point had been filed, having reviewed all existing agreements and required disclosures in detail.  Since the current management team was installed in September 2010, the Company has worked diligently to ensure timely filing of required reports, including reviewing all existing agreements and business practices to determine whether those requiring disclosure had in fact been disclosed.  When it was determined that some disclosures had not been made, Form 8-Ks were promptly filed to remedy those errors.  The disclosure controls and procedures in place are considered adequate when accurately followed.  The current management team reqularly consults with its Corporate Secretary and securities law consultant, Cutler Law Group, to affirm filing requirements and to timely file any required items.

The Company advises that it confirms consideration of current and prior comments when completing the cover pages of future quarterly and annual reports with respect to timely filing of materials.  Please see cover page of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Cover Page

2.

We note your response to prior comments 4 and 8. As indicated by your response to prior comment 8, you did not timely file an Item 5.07 Form 8-K.  Because of this, it appears that you have not complied with General Instruction 1.A.3 of Form S-3 and, as a result, the requirements of paragraph 1(i) of the definition of Well-known seasoned issuer.  In addition, neither your response, nor publicly available information, suggest that you have complied with paragraphs 1(i)(A) or 1(i)(B) of the definition of Well-known seasoned issuer.  As such, we are unable to agree with your conclusion that you meet the definition of Well-known seasoned issuer.

Response:

The Company will abide by your determination that it is not a well-known seasoned issuer and provide appropriate disclosure as required.  See cover page of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

Item 1. Business, page 4

3.

Please include disclosure consistent with your response to prior comment 6 in your amended filing.

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Response:

We have added additional disclosure with respect to our intellectual property as requested.  See pages 6-7 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

4.

Please include disclosure consistent with your response to prior comment 7 in your amended filing.

Response:

We have added additional disclosure with respect to our distribution agreement with Life Episteme Group SRL ("LEG") as requested.  See page 7 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

Financial Statements

Notes to Consolidated Financial Statements Revenue Recognition, page 35

5.

We note your response to prior comment 10 indicating that you report revenue from device sales in two ways.  Please further explain why you report revenue differently for sales of inventory shipped directly from the manufacturer in Korea than for sales of inventory located in the United States.  As previously requested, for each type of arrangement, please address how you considered and weighted each of the indicators in ASC 605-45-45-3 through 45-18. Specifically, describe what consideration you gave to these other indicators:

•

Who is the primary obligor; that is, who is responsible for providing the product desired by the customer;

•

Who has latitude in establishing the exchange price with the customer for the product;

•

Which entity, if any, physically changes the product (beyond its packaging) or performs part of the service ordered by a customer;

•

Who has discretion to select the supplier that will provide the product ordered by a customer;

•

Who determines the nature, type, characteristics, or specifications of the product or service ordered by the customer; and

•

Who assumes credit risk for the amount billed to the customer.

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Response:

As noted in our response to prior comment 10, in fiscal 2010 we accounted for revenue from device sales in two ways:

▪

Sale of inventory shipped directly from the manufacturer in Korea – The Company records revenue net because the manufacturer, GEOMC, is responsible for maintaining control of the inventory, shipping the device(s), has inventory credit risk and we earn a fixed amount.

▪

Sale of inventory located in the United States – The Company records gross revenue, because it owns the inventory and has risk of loss.

Regarding the specific indicators mentioned in this comment, we offer the following information:

•

Who is the primary obligor; that is, who is responsible for providing the product desired by the customer;

The Company's licensed Korean manufacturer, GEOMC Co; Ltd., was the primary obligor for all shipments of Calmare devices from Korea, because GEOMC was the party responsible for delivering devices shipped from Korea and customers looked to GEOMC for fulfillment.

There came a time in fiscal 2010 when CTTC began to maintain an inventory of devices in the U.S. as well as in Korea.  When Calmare devices are shipped from CTTC's U.S. inventory, CTTC is the primary obligor since it is responsible for delivery and is the party to which customers look to for fulfillment of their orders.

Whether devices were shipped from Korea or from the US inventory depended to a certain extent on into which territory they were shipped and what the specific contractual requirements were.

•

Who has latitude in establishing the exchange price with the customer for the product;

Only CTTC has latitude in establishing the price with the customer.  Although we have latitude in establishing pricing with the customer, our fee is fixed for sales shipped from GEOMC / Korea in accordance with the agreement with GEOMC.

•

Which entity, if any, physically changes the product (beyond its packaging) or performs part of the service ordered by a customer;

No such changes or services apply to these sales, whether shipped from Korea or the U.S.  In the event of a product defect or warranty claim after sale, the customers would look to GEOMC for shipments from Korea and to the Company for shipments made from the US inventory.

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•

Who has discretion to select the supplier that will provide the product ordered by a customer;

CTTC has the discretion to select the supplier that will provide the product ordered by a customer for shipments from Korea and the US.  We currently license that manufacturing process to only GEOMC.

•

Who determines the nature, type, characteristics, or specifications of the product or service ordered by the customer; and

The inventor of the medical devices has contracted with CTTC to manufacture the Calmare device.

GEOMC manufactures the device according to the contract and maintains front-end and back-end inventory risk for devices shipped from Korea.  The devices held in U.S. inventory, under our control, are manufactured by GEOMC and then shipped to us to maintain.  Thus we have both front-end and back-end inventory risks for those devices.

•

Who assumes credit risk for the amount billed to the customer.

CTTC assumes all credit risk.  Although CTTC does not pay GEOMC until it receives funds from the customer, the obligation to pay GEOMC is recorded upon shipment in accordance with the agreement.

In summary, we considered and weighted each of the indicators in ASC 605-45-45-3 through 45-18 for each revenue stream and concluded:

1.

Net presentation for sales of inventory shipped from Korea is appropriate because the following critical indicators of net reporting are strong:

a.

GEOMC is the primary obligor

b.

GEOMC has front-end general inventory risk

c.

The amount earned by us is a fixed amount from the international distributor (in accordance with the negotiated distribution agreement).

2.

Gross presentation for sales of inventory shipped from the US is appropriate because we are the primary obligor and have front-end inventory risk.

Concentration of Revenue Recognition, page 35

6.

You indicate in response to prior comment 11 that the sales to LEG in the third and fourth quarter of fiscal 2010 were made with extended payment terms.  Tell us why you believe that the collection of the first quarter purchase was sufficient evidence to conclude that collection was reasonably assured.  That is, explain why that collection substantiates the creditworthiness of LEG.  Further, it appears that you had no evidence

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to support that you had a standard business practice of using extended payment arrangements and, therefore, you would have no reasonable basis for considering the fees to be fixed or determinable.  Explain what consideration you gave to recognizing the related revenue as the payments from LEG became due.

Response:

The previous management had nearly daily contact with representatives of LEG and was assured by them that payment would be made.  On that basis, and taking into account the previous on-time payment, the previous management believed that LEG was creditworthy and would not default on the payment plan.  As new management took control of the Company in September 2010, the collection process was intensified and during the transition period (August 1, 2010 to December 31, 2010) the Company received $900,000 of $2.0 million owed by LEG at the end of Fiscal 2010.

7.

We note that LEG had 55 Calmare devices on hand that had not been paid for.  Further describe the initial payment terms related to the sale of these devices.  In this regard, we note from Exhibit 10.2 to Form 8-K filed April 19, 2011 that the distribution agreement called for LEG to prepay for all units ordered.  Also, describe the payment terms of units shipped prior to prepayment and whether any payment was related to LEG's resale of these devices. Refer to Question 2 of SAB Topic 13.A.2.

Response:

Previous management entered into the LEG distribution agreement and subsequent amendments.  The payment terms for the 100 devices purchased in fiscal 2010 were not in accordance with the agreement that the Company had with LEG, but were agreed to in email correspondence between previous management and the LEG representatives.  Per their arrangement, 40 devices were ordered and shipped in the third quarter of fiscal 2010, with payment due 120 days from the shipment date and 60 devices were ordered and shipped in the fourth quarter of fiscal 2010, with payment due 90 days from the shipment date.  According to that schedule, all payments were to have been made by October 29, 2010.

Item 10. Directors and Executive Officers of the Registrant

General Information — Board of Directors, page 55

8.

We reissue prior comment 15; please included revised disclosure in your amended filing.

Response:

We have provided the requested disclosure in the amended Form 10-K/A.  See pages 56-58 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

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Executive Officers, page 56

9.

We reissue prior comment 16 in part; your disclosure on page 56 still appears to be duplicative of the disclosure on page 16. Please revise or advise.

Response:

We have deleted the duplicative disclosure.  See page 58 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 61

10.

Please revise your amended filing to include disclosure consistent with your response to prior comment 17; explain why none of your named executive officers were awarded cash bonuses for fiscal 2010.

Response:

We have revised our amended filing to include the requested disclosure.  See page 64 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.  In September 2010 we terminated for cause John B. Nano who was at the time our only executive officer.  Given his performance and why we terminated him, we did not believe any bonuses would be payable.

Exhibit Index, page 69

11.

In response to prior comment 18, you filed agreements with GEOMC as an exhibit to a Form 8-K filed on March 4, 2011 and submitted a confidential treatment request for information redacted from the publicly filed exhibits.  Comments on your confidential treatment request, if any, will be provided under separate cover. Please revise the exhibit index of your amended Form 10-K to reference the agreements filed with your March 4, 2011 Form 8-K.  In addition, as previously requested, please revise the disclosure in your amended Form 10-K to provide a description of the material terms of the agreements. See Item 101(h)(4)(v) of Regulation S-K.

Response:

We have revised the exhibit index; see page 73 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.  We have also added the requested disclosure per your request.  See page 7 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

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Signatures

12.

We reissue prior comment 19; Mr. Johnson has only signed your annual report on behalf of the company, he has not signed your annual report in his individual capacity as principal executive, principal financial officer, and principal accounting officer. Please file an amended annual report on Form 10-K with a revised signature block.

Response:

We have revised the signature block as requested.  See page 71 of amended Form 10-K/A for the Fiscal Year Ended July 31, 2010.

Transition Report on Form 10-Q for November 1, 2010 through December 31, 2010, Filed on February 22, 2011

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 27

13.

You do not appear to have provided the disclosure required by Item 701(d) of Regulation S-K for each unregistered offering during the covered period, or included such information in a current report on Form 8-K. See Item 2(a) of Part II of Form 10-Q. Please provide this information in your response letter, and include a representation that you will provide such disclosure, if applicable, in future filings. Please note that this comment also applies to your quarterly report on Form 10-Q for the quarter ended March 31, 2011.

Response:

All of the common shares referenced in the Notes to the financial statements for both periods were appropriately registered.  As a consequence, no separate filing was required.

There were unregistered preferred shares offered in the periods discussed.

The Class B Preferred Shares were offered in accordance with the Shareholder Rights Plan and disclosed both in a Form 8-K, dated December 15, 2010 and in the Form 10-Q referenced.

The Class C Convertible Preferred shares were issued during the transition period ended December 31, 2010.  As requested, and as disclosed in the Notes to the financial statement (see Note 11 on pages 15-16 of the Form 10-Q), we advise you that:

On December 15, 2010 the Company issued a $400,000 promissory note. The promissory note was scheduled to mature on December 31, 2012 with an annual interest rate of 5%.

On December 15, 2010, the Company's Board of Directors authorized the issuance of 750 shares of Series C Convertible Preferred Stock ($1,000 par value) with a 5% cumulative dividend to an accredited investor, William R. Waters, Ltd. of Canada. On December 30, 2010, 750 shares were

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issued. The Company converted the $400,000 promissory note into 400 shares and received cash of $350,000 for the remaining 350 shares. These transactions were necessitated to replenish the Company's operating cash which had been drawn down by the $750,000 cash collateral previously posted by CTTC in a prejudgment remedy action styled John B. Nano v. Competitive Technologies, Inc. (the former CEO of the Company).

The rights of the Series C Convertible Preferred Stock are as follows:

Dividend rights - The shares of Series C Convertible Preferred Stock accrue a 5% cumulative dividend on a quarterly basis and is payable on the last day of each fiscal quarter when declared by the Company's Board. As of March 31, 2011, the Board of Directors has declared no dividends. The undeclared cumulative dividends on the Company's convertible preferred stock at March 31, 2011 was $9,375.

Voting rights - Holders of these shares of Series C Convertible Preferred Stock shall have voting rights equivalent to 1,000 votes per $1,000 par value Series C Convertible Preferred share voted together with the shares of common stock

Liquidation rights - Upon any liquidation these Series C Convertible Preferred Stock shares shall be treated as equivalent to shares of Common stock to which they are convertible.

Redemption rights -

- Holder may demand redemption of outstanding Series C Convertible Preferred Stock shares by the Company at a price equal to par plus any accrued but unpaid dividends in the event that the $750,000 escrow by the Company has been released and returned to the company.

- The Company may upon notice to holder redeem all or any portion of outstanding Series C Convertible Preferred Stock shares by the Company at a price equal to par plus any accrued but unpaid dividends in the event that the $750,000 escrow by the Company has been released and returned to the company. However, the holder may elect to convert (see conversion rights below) the preferred shares upon receipt of such notice.

Conversion rights - Holder has right to convert each share of Series C Convertible Preferred Stock at any time into shares of the Company's common stock at a conversion price for each share of common stock equal to 85% of the lower of (1) the closing market price at the date of notice of conversion or (2) the mid-point of the last bid price and the last ask price on the date of the notice of conversion.

We will ensure that all future filings that include unregistered offerings include the required disclosures.

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Form 10-Q for the Quarterly Period Ended March 31, 2011

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Note 1. Basis of Presentation, page 8

14.

We note that you sold 53 of the 55 devices taken back into inventory from LEG to LEI, who was a 51% joint venture of LEG that was sold to the joint venture partner.  We also note that payment is based on a schedule incorporated into the agreement with LEI.  Considering your history of not collecting payment for these units, explain each of the factors you considered in determining that this amount met the collectability criterion for revenue recognition purposes and how you assessed the collectability of the related receivable.  Address the substantive differences between the LEI and LEG considered in your assessment.  Tell us whether any amounts have been collected. Refer to ASC 605-10-S99, 605-10-25, and 310-10-35.

Response:

The differences between LEG and LEI are critical to the Company's assessment of collectibility for this sale.  Subsequent to the end of fiscal year 2010, the original principal representatives of LEG with whom the Company's previous management dealt were found by current management to be unreliable.  Under no circumstances would the Company continue to do business with them or have any future business dealings with them and the Company's negotiations leading up to the subsequent agreement with LEI made that very clear.

In negotiating the termination of LEG's distribution agreement and the subsequent agreement with LEI, the Company enlisted the involvement of the inventor of the Calmare device, who is a resident of Italy (where LEI is based) as well as an Italian legal representative.  In working with these trusted partners, who both had a financial interest in the success of these agreements, the Company was assured of the financial ability of LEI to make the required payments and of the direct involvement of local representatives to assist in the collection process, should that prove necessary.  With the LEG representatives removed from the all sales and distribution agreements, the flow of commerce has been smooth, with over 90% of the funds collected, to date.  The remaining $80,000 is due upon delivery of four replacement devices, which is expected to occur by the end of July 2011, at which time the final payment will be sent.  It is expected to be received by the middle of August 2011.

Form 8-K Filed on September 13, 2010

15.

Notwithstanding your response to prior comment 23, your September 13, 2010 Form 8-K states that on September 3, 2010, your Board of Directors elected Johnnie Johnson as Chief Executive Officer and Chief Financial Officer; it does not indicate that this action took place on September 13, 2010.  Please tell us how this is consistent with Item 5.02(c) of Form 8-K and General Instruction B.1 to Form 8-K.

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Response:

As we advised in our prior response, because of an error in the notice, the Company had to revise the notice to undertake a second meeting on September 13 in order to complete the management changes by removing Mr. Nano as a director for numerous instances of cause.  One element of that cause was that he frequently failed to provide agreements for review by the Board and counsel for appropriate filing with the Staff of the SEC.  While the Form 8-K referenced by this comment may not have been completely consistent with Item 5.02(c) with respect to the required timeframe only with respect to the appointment of Mr. Johnson, the Company believed it was preferable to disclose the two changes simultaneously to avoid misleading investors since the two actions were directly related.

Form 8-K Filed on December 15, 2010

16.

Your response to prior comment 23 states that although your board of directors declared a dividend distribution on December 2, 2010, you were not required to file a Form 8-K pertaining to your Stockholder Rights plan until the agreement was reviewed and signed by your transfer agent on December 14, 2010.  Please provide us with a legal analysis explaining how you determined that the timing of your filing of this Form 8-K was consistent with your filing obligations under Item 1.01 of Form 8-K.  Your response should address the guidance provided in Question 213.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Exchange Act Form 8-K.

Response:

Because the Rights Plan is effectuated pursuant to an agreement between the Company and in this case the Company’s transfer agent, it does not become a definitive and enforceable agreement until reviewed by and executed by the transfer agent.  As a consequence, no dividend on the rights plan occurs until such date.  Question 213.01 is directly on point on this matter:  “Although the registrant is not required to file an Item 3.03 Form 8-K until the issuance of the dividend, the registrant must file an Item 1.01 Form 8-K when it enters into the shareholder rights plan if the plan constitutes a material definitive agreement not made in the ordinary course of business.”  Effectively, the Company cannot “enter into” the shareholder rights plan unilaterally without simultaneous execution by the transfer agent…and consequently is not a definitive material agreement until such time.  This 8-K was timely filed.

December 15, 2010 Press Release

17.

Your response to prior comment 24 states that no Item 2.02 Form 8-K was necessary because you did not disclose "material non-public information regarding [your] results of operations or financial condition for a completed quarterly or annual fiscal period." Your December 15, 2010 press release specifically refers to your quarterly period ended October 31, 2010, and states that the "expenses for the period were $1.2 million compared to $0.9 million in the prior year period. Revenue for the quarter ended October

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31, 2010 was $0.1 million compared to $0.1 million for the prior year. The loss for the current period is $1.1 million compared to $0.8 million for the prior year period." You filed your quarterly report on Form 10-Q for the quarter ended October 31, 2010 on February 22, 2011. Thus, it appears that your December 15, 2010 press release publicly announced or disclosed material non-public information regarding your results of operations or financial condition for the quarter ended October 31, 2010. See Item 2.02(a) of Form 8-K. Please provide additional support for your apparent belief that an alternative conclusion is appropriate.

Response:

We believe the staff is not correct on the date that the Company filed the 10-Q for the quarter ended October 31, 2010.  It was filed on the same date as the press release, December 15, 2010.  See http://www.sec.gov/Archives/edgar/data/102198/000136086510000141/0001360865-10-000141-index.htm. As a consequence, there was no material non-public information disclosed in the press release that was not previously included in the Form 10-Q.  The February 22, 2011 filing referenced in your comment was an amended Form 10-Q for the quarter ended October 31, 2010.

Form 8-K Filed on February 11, 2011

18.

This filing pertains to leases entered into or terminated on November 22, 2010.  Current reports filed pursuant to Items 1.01 and 1.02 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Response:

The new lease and the termination documents for the prior lease state that they were  was entered into “as of November 22, 2010.” However, the documents were actually signed by the Company on December 1, 2010 and by the landlord's representative on December 13, 2010.  The Company was in the midst of the end of a financial transition period and a physical move at this time and with limited staff, it agrees that it did not accomplish the filing of this Form 8-K in a timely manner.

Form 8-K Filed on March 1, 2011

19.

This filing states that on December 2, 2010, your Board of Directors amended your bylaws. Current reports filed pursuant to Item 5.03 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

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Response:

The Company concurs with your assessment and will file any further amendments to its bylaws within the four business day requirement.

Form 8-K Filed on May 4, 2011

20.

This filing describes, and includes as an exhibit, a sales agreement with Restore Medical Therapies, Inc. dated April 20, 2011. The filing also describes, and includes as exhibits, an agreement dated September 29, 2010, as amended on February 4, 2011.  Current reports filed pursuant to Item 1.01 of Form 8-K are required to be filed within four business days after the occurrence of the event. See General Instruction B.1 of Form 8-K. Please advise.

Response:

The Company initially did not believe that the original agreement with Spero was a material agreement with respect to its overall business.  Upon entering into the agreement with Restore Medical Therapies, which was dated April 20, 2011, but not fully executed until countersigned by Restore Medical Therapies on April 27, 2011, the Company determined that a more cautious approach was to file the agreement together with the Spero agreement rather than waiting for the next periodic report.

* * *

Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

Very truly yours,

Cutler Law Group

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